Border X Brewing LLC

Financial Statements and Company Projections
Period ending December 31, 2019

Reports Included:

Prepared By:
Controller: Galen O'Neal

Border X Brewing LLC
Income Statement
Period ending December 31, 2019

	Q119			Q219			Q319			Q419			2019
	Jan 19	Feb 19	Mar 19	Apr 19	May 19	Jun 19	Jul 19	Aug 19	Sep 19	Oct 19	Nov 19	Dec 19	YTD
REVENUE													
Tap Room Sales	69,187	73,234	189,510	161,190	145,431	147,491	161,034	164,679	145,780	135,158	147,865	164,497	1,705,055
REVENUE	**69,187**	**73,234**	**189,510**	**161,190**	**145,431**	**147,491**	**161,034**	**164,679**	**145,780**	**135,158**	**147,865**	**164,497**	**1,705,055**
COGS													
Cost of Goods - Other	17,612	19,288	27,509	39,045	37,004	51,711	36,536	48,474	28,116	30,137	35,638	36,122	407,193
Subcontractors	-	3,132	-	-	-	-	-	-	-	240	-	-	3,372
Frieght In	43	-	43	-	-	-	-	-	1,350	-	-	-	1,436
Supplies	998	779	1,982	1,682	1,222	272	2,923	1,347	3,306	1,892	98	846	17,347
Small Tools	596	468	2,991	2,965	1,012	1,752	1,100	35	323	31	453	-	11,728
TOTAL COGS	**19,249**	**23,667**	**32,525**	**43,692**	**39,238**	**53,735**	**40,559**	**49,857**	**33,095**	**32,301**	**36,189**	**36,968**	**441,075**
GROSS MARGIN/(LOSS)	**49,938**	**49,566**	**156,984**	**117,498**	**106,193**	**93,756**	**120,475**	**114,822**	**112,685**	**102,857**	**111,677**	**127,529**	**1,263,980**
GM %	72%	68%	83%	73%	73%	64%	75%	70%	77%	76%	76%	78%	74%
OPERATING EXPENSES													
Personnel Expense													
Continuing Education	100	-	-	-	-	-	-	-	300	90	-	-	490
Employee Wages	20,338	20,592	33,807	39,893	38,061	37,457	41,327	40,057	48,907	45,228	40,739	37,271	443,677
Live Music	5,300	5,775	13,650	12,610	10,740	7,442	8,975	10,225	11,200	8,620	6,450	5,960	106,947
Travel	798	1,603	3,090	1,534	717	918	918	1,062	1,113	931	421	235	13,342
Business Meals	652	1,386	1,312	498	1,071	780	1,062	720	961	352	572	1,407	10,771
Total Personnel Expense	27,188	29,357	51,860	54,535	50,590	46,597	52,282	52,064	62,480	55,221	48,182	44,874	575,228
Facilities Expense													
Tab Room Rent	3,990	18,935	19,935	19,935	19,485	19,568	18,985	18,985	18,985	18,985	18,985	18,985	215,763
Cold Storage Rent	1,319	2,273	1,045	826	385	38	1,204	38	2,253	1,248	38	38	10,703
Repairs and Maintenance	2,983	3,850	3,683	5,143	3,743	3,128	2,132	4,346	2,191	2,129	2,520	2,223	38,070
Automobile	935	662	1,662	1,616	1,498	1,747	1,610	2,027	1,853	1,507	2,217	2,123	19,456
Utilities	1,164	3,554	5,543	6,846	6,258	7,265	6,144	9,654	9,136	8,879	6,644	9,532	80,618
Total Facilities Expense	10,391	29,274	31,868	34,366	31,369	31,746	30,076	35,050	34,418	32,748	30,404	32,901	364,611
Marketing Expense													
Marketing	3,623	6,650	6,888	3,204	6,007	4,275	2,775	3,516	3,585	3,838	3,651	6,031	54,042
Donation	-	38	510	375	695	-	-	940	684	150	-	553	3,945
Total Marketing Expense	3,623	6,688	7,398	3,579	6,702	4,275	2,775	4,456	4,269	3,988	3,651	6,583	57,986
Insurance Expense													
Insurance	1,168	1,086	1,682	1,360	1,594	1,099	684	1,244	1,571	1,244	1,244	1,244	15,220
Total Insurance Expense	1,168	1,086	1,682	1,360	1,594	1,099	684	1,244	1,571	1,244	1,244	1,244	15,220
Other Operating Expense													
Legal and Professional Fees	2,342	3,765	1,499	6,409	1,985	2,129	3,481	1,928	1,414	2,504	4,039	1,263	32,755
Frieght out	189	13	-	-	172	1,043	638	-	34	1,019	10	688	3,807
Bad Debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Supplies and Materials	1,964	4,145	3,156	3,600	530	834	789	1,215	1,585	844	741	437	19,840
Office Expense	3,103	8,252	9,170	5,279	5,071	5,499	6,527	8,078	7,763	5,505	6,223	5,767	76,236
Permits	-	-	-	-	1,816	812	-	-	1,288	-	-	75	3,991
Dues and Subscriptions	2,127	2,119	2,928	3,396	3,085	4,137	3,755	1,292	1,193	1,532	909	1,396	27,867
Printing	230	1	-	-	45	-	40	-	-	-	-	63	378
Merchant Fees	3,427	2,962	4,009	4,588	3,638	3,745	4,031	4,048	4,223	3,782	3,704	4,258	46,415
Bank Fees	57	55	325	191	259	86	163	359	331	494	576	721	3,618
Total Other Operating Expense	13,439	21,312	21,086	23,462	16,600	18,285	19,424	16,919	17,831	15,679	16,201	14,668	214,907
TOTAL OPERATING EXPENSES	**55,809**	**87,717**	**113,893**	**117,302**	**106,854**	**102,002**	**105,241**	**109,733**	**120,569**	**108,880**	**99,682**	**100,270**	**1,227,951**
NET OPERATING INCOME/(LOSS)	**(5,870)**	**(38,150)**	**43,091**	**196**	**(661)**	**(8,246)**	**15,234**	**5,089**	**(7,884)**	**(6,022)**	**11,994**	**27,259**	**36,029**
NOI %	(8%)	(52%)	23%	0%	(0%)	(6%)	9%	3%	(5%)	(4%)	8%	17%	2%
OTHER INCOME/(EXPENSE)													
Other Income	1	1	1	1	0	0	640	0	351	243	-	-	1,237
Other Expense	-	-	-	(45)	-	-	-	-	-	-	-	-	(45)
Depreciation	(5,555)	(5,902)	(7,170)	(7,258)	(7,672)	(7,699)	(7,678)	(7,678)	(7,678)	(7,678)	(7,678)	(7,663)	(87,313)
Interest	(890)	(973)	(890)	(890)	(926)	(926)	(3,305)	(898)	(926)	(926)	(926)	(6,330)	(18,805)
Tax and License	(1,036)	(2,081)	(200)	(528)	(75)	(3,534)	(2,080)	(853)	(1,525)	(1,054)	(433)	(676)	(14,076)
TOTAL OTHER INCOME/(EXPENSE)	**(7,482)**	**(8,956)**	**(8,260)**	**(8,721)**	**(8,672)**	**(12,159)**	**(12,423)**	**(9,430)**	**(9,778)**	**(9,415)**	**(9,037)**	**(14,668)**	**(119,000)**
NET INCOME/(LOSS)	**$ (13,352)**	**$ (47,106)**	**$ 34,831**	**$ (8,525)**	**$ (9,333)**	**$ (20,404)**	**$ 2,811**	**$ (4,341)**	**$ (17,661)**	**$ (15,438)**	**$ 2,957**	**$ 12,590**	**$ (82,971)**
NI %	(19%)	(64%)	18%	(5%)	(6%)	(14%)	2%	(3%)	(12%)	(11%)	2%	8%	(5%)

Border X Brewing LLC
Balance Sheet
As of December 31, 2019

	Q418	Q119			Q219			Q319			Q419		
	Dec 18	**Jan 19**	**Feb 19**	**Mar 19**	**Apr 19**	**May 19**	**Jun 19**	**Jul 19**	**Aug 19**	**Sep 19**	**Oct 19**	**Nov 19**	**Dec 19**
ASSETS													
CURRENT ASSETS													
Cash	$ 80,331	$ 23,633	$ 36,735	$ 31,540	$ 56,151	$ 18,736	$ 9,473	$ 44,248	$ 18,375	$ 33,755	$ 24,071	$ 30,930	$ 51,243
Accounts Receivable	5,185	5,460	4,785	3,960	4,770	5,835	6,815	7,410	6,965	7,735	9,427	10,041	12,778
Prepaid Expense	7,599	7,947	5,975	-	5,975	8,173	193	5,759	3,116	468	3,358	25	367
Accrued Revenue	3,094	2,156	3,975	27,086	3,108	12,982	22,694	8,004	20,409	12,050	5,305	14,741	9,251
Prepaid Insurance	736	881	1,026	1,060	520	16	(402)	301	1,060	1,600	2,117	2,573	3,029
TOTAL CURRENT ASSETS	**96,946**	**40,077**	**52,497**	**63,646**	**70,525**	**45,742**	**38,773**	**65,721**	**49,925**	**55,607**	**44,279**	**58,310**	**76,622**
LONG TERM ASSETS													
Security Deposit	44,640	44,640	44,640	44,640	44,640	44,640	44,640	44,640	44,640	44,640	44,640	44,640	44,640
TOTAL LONG TERM ASSETS	**44,640**	**44,640**	**44,640**	**44,640**	**44,640**	**44,640**	**44,640**	**44,640**	**44,640**	**44,640**	**44,640**	**44,640**	**44,640**
NET FIXED ASSETS	**400,183**	**438,962**	**434,437**	**461,565**	**455,907**	**470,031**	**464,679**	**457,001**	**449,323**	**441,644**	**433,966**	**426,288**	**418,624**
TOTAL ASSETS	**$ 541,770**	**$ 523,679**	**$ 531,574**	**$ 569,851**	**$ 571,072**	**$ 560,413**	**$ 548,093**	**$ 567,363**	**$ 543,888**	**$ 541,892**	**$ 522,885**	**$ 529,238**	**$ 539,886**
LIABILITIES AND STOCKHOLDERS' EQUITY													
CURRENT LIABILITIES													
Accounts Payable	$ 7,148	$ 3,199	$ 8,258	$ 6,333	$ 10,928	$ 10,793	$ 11,610	$ 11,881	$ 10,032	$ 12,801	$ 7,498	$ 9,962	$ 11,070
Credit Card	8,062	-	-	-	-	2,080	7,098	9,536	15,401	19,953	27,134	28,119	30,057
Sales Tax payable	16,042	21,511	27,713	29,343	42,253	21,130	29,072	42,160	26,856	37,893	44,839	56,055	56,055
Deferred Rent	10,636	10,027	9,417	8,807	8,198	7,588	6,979	6,369	5,760	5,150	4,540	2,156	1,546
Accrued Expense	-	-	-	-	-	-	-	-	-	-	-	1,300	-
TOTAL CURRENT LIABILITIES	**41,888**	**34,737**	**45,388**	**44,484**	**61,379**	**41,591**	**54,759**	**69,947**	**58,049**	**75,797**	**85,312**	**96,292**	**98,729**
LONG-TERM LIABILITIES													
Shareholder Notes Payable	169,599	169,599	219,599	229,599	228,099	226,599	227,599	232,599	231,099	235,099	228,099	226,599	222,899
Shareholder Interest Payable	10,808	10,808	10,808	10,808	10,808	10,808	10,808	13,510	13,510	13,510	13,510	13,510	18,914
Notes Payable	272,365	266,716	261,066	255,417	249,767	269,730	263,646	257,214	251,479	245,395	239,312	233,228	227,144
TOTAL LONG-TERM LIABILITIES	**452,772**	**447,122**	**491,473**	**495,823**	**488,674**	**507,136**	**502,052**	**503,323**	**496,087**	**494,004**	**480,920**	**473,337**	**468,957**
TOTAL LIABILITIES	**494,659**	**481,859**	**536,860**	**540,307**	**550,052**	**548,727**	**556,811**	**573,270**	**554,136**	**569,801**	**566,232**	**569,628**	**567,686**
STOCKHOLDERS' EQUITY													
Owners Equity	11,938	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
Common Stock	178,186	178,186	178,186	178,186	178,186	178,186	178,186	178,186	178,186	178,186	178,186	178,186	178,186
Additional Paid In Capital	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Members Capital	(281,593)	(243,014)	(243,014)	(243,014)	(243,014)	(243,014)	(243,014)	(243,014)	(243,014)	(243,014)	(243,014)	(243,014)	(243,014)
Net Income	38,579	(13,352)	(60,458)	(25,627)	(34,153)	(43,486)	(63,890)	(61,079)	(65,420)	(83,081)	(98,519)	(95,562)	(82,971)
TOTAL EQUITY	**47,110**	**41,820**	**(5,286)**	**29,545**	**21,019**	**11,686**	**(8,718)**	**(5,907)**	**(10,248)**	**(27,909)**	**(43,347)**	**(40,390)**	**(27,800)**
TOTAL LIABILITIES & EQUITY	**$ 541,770**	**$ 523,679**	**$ 531,574**	**$ 569,851**	**$ 571,072**	**$ 560,413**	**$ 548,093**	**$ 567,363**	**$ 543,888**	**$ 541,892**	**$ 522,885**	**$ 529,238**	**$ 539,886**

Border X Brewing LLC
Statement of Cash Flows
Period ending December 31, 2019

The statement of cash flows explains why the profit of a business differs from the change in cash balance in the same period. This report separates the impact of cash inflows and outflows in three sections. 1) Operating activities, which reflects the cash impact of transactions that determine profit; 2) Investing activities, which involve the acquisition or sale of long term assets; 3) Financing activities, which include cash inflows and outflows between the business, its creditors and owners.

	Q418	Q119			Q219			Q319			Q419			2019
	Dec 18	**Jan 19**	**Feb 19**	**Mar 19**	**Apr 19**	**May 19**	**Jun 19**	**Jul 19**	**Aug 19**	**Sep 19**	**Oct 19**	**Nov 19**	**Dec 19**	**YTD**
Operating Activities														
Net Income	$ (15,585)	$ (13,352)	$ (47,106)	$ 34,831	$ (8,525)	$ (9,333)	$ (20,404)	$ 2,811	$ (4,341)	$ (17,661)	$ (15,438)	$ 2,957	$ 12,590	$ (82,971)
Add Back: Depreciation	5,207	5,555	5,902	7,170	7,258	7,672	7,699	7,678	7,678	7,678	7,678	7,678	7,663	87,313
Cash effects of changes in:														
Accounts Receivable	7,821	(275)	675	825	(810)	(1,065)	(980)	(595)	445	(770)	(1,692)	(614)	(2,737)	(7,593)
Prepaid Expense	602	(347)	1,971	5,975	(5,975)	(2,197)	7,980	(5,567)	2,643	2,648	(2,891)	3,333	(342)	7,232
Accrued Revenue	(377)	938	(1,819)	(23,110)	23,977	(9,874)	(9,712)	14,690	(12,406)	8,360	6,745	(9,436)	5,489	(6,157)
Prepaid Insurance	(145)	(145)	(145)	(35)	540	504	417	(702)	(759)	(540)	(518)	(456)	(456)	(2,293)
Accounts Payable	(25)	(3,949)	5,059	(1,925)	4,596	(135)	817	271	(1,849)	2,769	(5,303)	2,464	1,108	3,922
Credit Card	-	(8,062)	-	-	-	2,080	5,018	2,438	5,865	4,552	7,182	984	1,939	21,995
Sales Tax payable	5,052	5,469	6,202	1,630	12,909	(21,123)	7,942	13,088	(15,305)	11,038	6,945	11,216	-	40,013
Deferred Rent	(460)	(610)	(610)	(610)	(610)	(610)	(610)	(610)	(610)	(610)	(610)	(2,385)	(610)	(9,090)
Accrued Expense	-	-	-	-	-	-	-	-	-	-	1,300	(1,300)	-	-
Net cash provided/(used) by operations	**2,091**	**(14,777)**	**(29,870)**	**24,752**	**33,360**	**(34,081)**	**(1,832)**	**33,504**	**(18,637)**	**17,464**	**3,399**	**14,443**	**24,692**	**52,418**
Investing Activities														
Fixed Assets	(49,109)	(44,334)	(1,378)	(34,298)	(1,600)	(21,796)	(2,348)	-	-	-	-	-	-	(105,754)
Net cash provided/(used) used in investing activities	**(49,109)**	**(44,334)**	**(1,378)**	**(34,298)**	**(1,600)**	**(21,796)**	**(2,348)**	**-**	**-**	**-**	**-**	**-**	**-**	**(105,754)**
Financing Activities														
Shareholder Notes Payable	(3,000)	-	50,000	10,000	(1,500)	(1,500)	1,000	5,000	(1,500)	4,000	(7,000)	(1,500)	(3,700)	53,300
Shareholder Interest Payable	1,351	-	-	-	-	-	-	2,702	-	-	-	-	5,404	8,106
Common Stock	31,899	-	-	-	-	-	-	-	-	-	-	-	-	-
Notes Payable	(5,649)	(5,649)	(5,649)	(5,649)	(5,649)	19,962	(6,084)	(6,432)	(5,735)	(6,084)	(6,084)	(6,084)	(6,084)	(45,221)
Net cash provided/(used) in financing activities	**24,601**	**2,412**	**44,351**	**4,351**	**(7,149)**	**18,462**	**(5,084)**	**1,270**	**(7,235)**	**(2,084)**	**(13,084)**	**(7,584)**	**(4,380)**	**24,247**
Net increase/ (Decrease) in Cash	(22,418)	(56,698)	13,102	(5,195)	24,611	(37,415)	(9,263)	34,775	(25,873)	15,380	(9,685)	6,859	20,313	(29,089)
Cash at beginning of period	102,749	80,331	23,633	36,735	31,540	56,151	18,736	9,473	44,248	18,375	33,755	24,071	30,930	80,331
Cash at end of period	$ 80,331	$ 23,633	$ 36,735	$ 31,540	$ 56,151	$ 18,736	$ 9,473	$ 44,248	$ 18,375	$ 33,755	$ 24,071	$ 30,930	$ 51,243	$ 51,243

Income Statement Graphs





Balance Sheet Graphs





Current Ratio: This financial metric measures a company's ability to pay short-term obligations. A healthy current ratio is greater than 2.0. Year end adjustments created volatile movements in the KPI. Low revenues and cash from running under breakeven are weighing heavily on Current ratio and overall health of the company through December 2019, though this has improved through the later part of Q4 2019.

Border X Brewing LLC
Breakeven Analysis
As of December 31, 2019

A company's breakeven point refers to the exact amount of revenue needed to generate zero net income - no profit and no loss. The breakeven point is a function of gross profit and fixed expenses. A low breakeven point is preferred over a higher breakeven point, because a lower breakeven point means the minimum revenue needed to cover expenses is lower, and therefore easier to earn. A company's breakeven point lowers when fixed expenses decrease or when gross profit as a percentage of revenue increases. Note that the calculated breakeven point below is an estimate, based on recent averages, but excluding outliers or unusual events that are not expected to recur.

The monthly breakeven point for Border X Brewing LLC. is calculated to be:	$ 164,000













Border X Brewing LLC
Income Statement Year to Date vs Prior Year
Period ending December 31, 2019

	YTD 2019	YTD 2018	Variance	% Change
REVENUE				
Tap Room Sales	$ 1,705,055	$ 934,509	770,547	82%
REVENUE	1,705,055	934,509	770,547	
COGS				
Cost of Goods - Other	407,193	136,539	270,653	(66%)
Subcontractors	3,372	8,947	(5,574)	165%
Frieght In	1,436	2,986	(1,550)	108%
Supplies	17,347	15,998	1,349	(8%)
Small Tools	11,728	6,317	5,411	(46%)
TOTAL COGS	441,075	170,787	270,288	(61%)
GROSS MARGIN/(LOSS)	*1,263,980*	*763,722*	500,258	66%
GM %	74%	82%	-8%	
OPERATING EXPENSES				
Personnel Expense				
Continuing Education	490	611	(121)	25%
Employee Wages	443,677	240,363	203,315	(46%)
Live Music	106,947	71,023	35,924	(34%)
Travel	13,342	6,052	7,290	(55%)
Business Meals	10,771	4,377	6,394	(59%)
Total Personnel Expense	575,228	322,426	252,802	(44%)
Facilities Expense				
Tab Room Rent	215,763	68,486	147,277	(68%)
Cold Storage Rent	10,703	9,918	784	(7%)
Repairs and Maintenance	38,070	22,542	15,528	(41%)
Automobile	19,456	5,674	13,783	(71%)
Utilities	80,618	37,061	43,557	(54%)
Total Facilities Expense	364,611	143,681	220,930	(61%)
Marketing Expense				
Marketing	54,042	38,035	16,007	(30%)
Donation	3,945	4,677	(732)	
Total Marketing Expense	57,986	42,712	15,274	(26%)
Insurance Expense				
Insurance	15,220	9,279	5,941	(39%)
Total Insurance Expense	15,220	9,279	5,941	(39%)
Other Operating Expense				
Legal and Professional Fees	32,755	34,674	(1,919)	6%

Border X Brewing LLC
Income Statement Year to Date vs Prior Year
Period ending December 31, 2019

Frieght out	3,807	2,941	866	(23%)
Bad Debt	-	7,501	(7,501)	
Supplies and Materials	19,840	16,190	3,650	(18%)
Charitable Contributions	-	-	-	
Office Expense	76,236	24,224	52,011	(68%)
Depreciation	(87,313)	(42,293)	(45,019)	(52%)
Permits	3,991	15,753	(11,762)	
Dues and Subscriptions	27,867	8,940	18,928	(68%)
Printing	378	-	378	(100%)
Merchant Fees	46,415	27,596	18,819	(41%)
Bank Fees	3,618	988	2,630	(73%)
Total Other Operating Expense	214,907	138,806	76,100	55%
TOTAL OPERATING EXPENSES	1,227,951	656,904	571,047	87%
NET OPERATING INCOME/(LOSS)	*36,029*	*106,818*	(70,789)	(66%)
NOI %	2%	11%	(9%)	
OTHER INCOME/(EXPENSE)				
Interest	(18,805)	(11,415)	(7,390)	65%
Tax and License	(14,076)	(14,533)	457	(3%)
TOTAL OTHER INCOME/(EXPENSE)	(119,000)	(68,239)	(50,761)	74%
NET INCOME/(LOSS)	$ *(82,971)*	$ *38,579*	(121,550)	(315%)
NI %	(5%)	4%		

Unfavorable variances shown as negative numbers in ( )